UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TeleCommunication Systems, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

87929J103

(CUSIP Number)

Becker Drapkin Management, L.P.

Attn: Steven R. Becker

Attn: Matthew A. Drapkin

500 Crescent Court

Suite 230

Dallas, Texas 75201

(214) 756-6016

With a copy to:

Richard J. Birns, Esq.

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, New York 10166

(212) 351-4032

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 29, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87929J103

1	NAME OF REPORTING PERSONS Becker Drapkin Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 750,351
	8	SHARED VOTING POWER 2,939,994
	9	SOLE DISPOSITIVE POWER 750,351
	10	SHARED DISPOSITIVE POWER 2,939,994
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,690,345
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 87929J103

1	NAME OF REPORTING PERSONS Becker Drapkin Partners (QP), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,642,117
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,642,117
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,642,117
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 87929J103

1	NAME OF REPORTING PERSONS Becker Drapkin Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 297,877
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 297,877
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 297,877
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 87929J103

1	NAME OF REPORTING PERSONS BC Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,690,345
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,690,345
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,690,345
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 87929J103

1	NAME OF REPORTING PERSONS Steven R. Becker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,690,345
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,690,345
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,690,345
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 87929J103

1	NAME OF REPORTING PERSONS Matthew A. Drapkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,690,345
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,690,345
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,690,345
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on November 24, 2014, with respect to the shares of Class A common stock, par value $0.01 per share (the “Class A Common Stock”), of TeleCommunication Systems, Inc., a Maryland corporation (the “Issuer”).

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended and supplemented to add the following information, updated as of the date hereof:

The Reporting Persons expended an aggregate amount equal to $10,635,525 (including commissions) to purchase 3,690,345 shares of Class A Common Stock.

Item 4.	Purpose of Transaction

Item 4 is amended and supplemented to add the following information, updated as of the date hereof:

On January 29, 2015, Becker Drapkin QP delivered a notice of nomination (the “Notice”) to the Corporate Secretary of the Issuer, pursuant to the Issuer’s bylaws, stating its intention to nominate three candidates for election to the board of directors of the Issuer (the “Board”) at the 2015 annual meeting of stockholders of the Issuer (the “2015 Annual Meeting”).

On January 30, 2015, the Issuer entered into an agreement (the “Agreement”) with the Reporting Persons that will result in two nominees becoming directors of the Issuer.

The following is a brief description of certain terms of the Agreement, which description is qualified in its entirety by reference to the full text of the Agreement, which is attached as Exhibit 4 hereto and incorporated by reference herein.

Under the terms of the Agreement, (a) the Issuer has agreed, within 30 days of the date of the Agreement, to (i) increase the size of the Board from eight to nine directors, (ii) appoint to the Board two of the Reporting Persons’ proposed nominees named in the Notice (the two chosen for appointment by the Board, the “Nominees”), one as a “Class I” director and the other as a “Class III” director, (iii) appoint one Nominee designated by the Reporting Persons to the Nominating & Governance Committee of the Board, and (iv) appoint one Nominee designated by the Reporting Persons to the Compensation Committee of the Board, (b) within 30 days of the date of the Agreement, either Richard Young or Thomas Brandt shall have tendered his resignation from the Board, (c) in connection with the 2015 Annual Meeting, the Issuer has agreed (i) to nominate the Nominees for election to the Board, one as a “Class I” director and the other as a “Class III” director, and (ii) in the event that the Nominees are not so-elected, for any reason, to appoint the Nominees to the Board, one as a “Class I” director and the other as a “Class III” director, and, if necessary, increase the size of the Board to accommodate such appointments, in each case, effective as of immediately after the 2015 Annual Meeting, (d) in connection with the 2016 annual meeting of stockholders of the Issuer (the “2016 Annual Meeting”), the Issuer has agreed to nominate the Nominee who is a “Class III” director for election to the Board as a “Class III” director, (e) the Reporting Persons have agreed, until December 31, 2016 (or such earlier date upon the occurrence of certain events, as described in the Agreement) (the “Standstill Period”), to cause all shares of Class A Common Stock beneficially owned by the Reporting Persons to be present for quorum purposes and to be voted in favor of all directors nominated by the Board for election at any shareholder meeting where such matters will be voted on (provided that such nominees were not nominated in contravention of the Agreement), and (f) the Reporting Persons have agreed to abide by certain standstill provisions during the Standstill Period.

Under the terms of the Agreement, the Issuer has also agreed that, until the conclusion of the Standstill Period, (i) the Issuer will not change the class year of either of the Nominees as a director unless such change would extend the Nominee’s term as a director, (ii) the Issuer will not increase the size of the Board except as necessary to comply with the terms of the Agreement, and (iii) the Issuer will not remove either of the Nominees from either the Nominating & Governance Committee of the Board or the Compensation Committee of the Board, as applicable, in each case, without the prior consent of the Reporting Persons.

Under the terms of the Agreement, the Issuer has also agreed that if, at any time prior to the conclusion of the Standstill Period, either of the Nominees is unable or unwilling to serve or to continue to serve as a director, then the Board and the Reporting Persons shall select and the Board shall appoint a mutually agreeable replacement for such Nominee within 90 days of such Nominee validly tendering his resignation from the Board.

Pursuant to the terms of the Agreement, the Board has provided a limited waiver to the Reporting Persons of the Maryland Business Combination Act and the Maryland Control Share Acquisition Act, as more fully described in the Agreement.

Pursuant to the Agreement and conditioned and effective upon all requirements of Section 4(a) and 4(b) of the Agreement having been met in accordance with the terms thereof, Becker Drapkin QP withdrew the Notice.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and supplemented to add the following information, updated as of the date hereof:

(a), (b) The Reporting Persons may be deemed to beneficially own in the aggregate 3,690,345 shares of Class A Common Stock. Based upon a total of 54,753,669 outstanding shares of Class A Common Stock (does not include 4,901,245 shares of Class B common stock), as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2014, the Reporting Persons’ shares represent approximately 6.740% of the outstanding shares of Class A Common Stock.

Becker Drapkin QP owns 2,642,117 shares of Class A Common Stock (the “Becker Drapkin QP Shares”), which represent approximately 4.825% of the outstanding shares of Class A Common Stock.

Becker Drapkin, L.P. owns 297,877 shares of Class A Common Stock (the “Becker Drapkin, L.P. Shares”), which represent approximately 0.544% of the outstanding shares of Class A Common Stock.

The Becker Drapkin QP Shares and Becker Drapkin, L.P. Shares are collectively referred to herein as the “Becker Drapkin Funds Shares”.

Becker Drapkin QP has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Becker Drapkin QP Shares. Becker Drapkin QP disclaims beneficial ownership of the Becker Drapkin, L.P. Shares.

Becker Drapkin, L.P. has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Becker Drapkin, L.P. Shares. Becker Drapkin, L.P. disclaims beneficial ownership of the Becker Drapkin QP Shares.

As general partner of the Becker Drapkin Funds, BD Management may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Becker Drapkin Funds Shares. BD Management in its capacity as investment manager for the Managed Account may be deemed to have the sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) 750,351 shares held by the Managed Account (the “Managed Account Shares”), which represent approximately 1.370% of the outstanding shares of Class A Common Stock. BD Management disclaims beneficial ownership of the Becker Drapkin Funds Shares.

The Becker Drapkin Funds disclaim beneficial ownership of the Managed Account Shares.

As general partner of BD Management, BCA may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Class A Common Stock beneficially owned by BD Management. BCA does not own any shares of Class A Common Stock directly and disclaims beneficial ownership of any shares of Class A Common Stock beneficially owned by BD Management.

As co-managing members of BCA, each of Mr. Becker and Mr. Drapkin may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Class A Common Stock beneficially owned by BCA. Mr. Becker and Mr. Drapkin each disclaim beneficial ownership of any shares of Class A Common Stock beneficially owned by BCA.

As of the date hereof, no Reporting Person owns any shares of Class A Common Stock other than those set forth in this Item 5.

(c) The trading dates, number of shares of Class A Common Stock purchased or sold, and the price per share of Class A Common Stock for all transactions by the Reporting Persons in shares of Class A Common Stock within the last 60 days, all of which were brokered transactions, are set forth below.

Reporting Person	Trade Date	Purchased (Sold)	Price / Share
Becker Drapkin QP	1/7/2015	1,609	$2.8974
Becker Drapkin, L.P.	1/7/2015	191	$2.8974
Managed Account	1/7/2015	500	$2.8974

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended and supplemented to add the following information, updated as of the date hereof:

The information set forth under Item 4 of this Amendment No. 1 is incorporated in this Item 6 in its entirety.

Item 7.	Material to be Filed as Exhibits

Exhibit 4	Agreement between Steven Becker, Matthew Drapkin, BC Advisors, LLC, Becker Drapkin Management, L.P., Becker Drapkin Partners (QP), L.P., Becker Drapkin Partners, L.P., and TeleCommunication Systems, Inc., dated January 30, 2015

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certified that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2015

BECKER DRAPKIN MANAGEMENT, L.P.

By:	BC Advisors, LLC, its general partner

By:	/s/ Richard J. Birns
	Name:	Richard J. Birns
	Title:	Attorney-in-Fact

BECKER DRAPKIN PARTNERS (QP), L.P.

By:	Becker Drapkin Management, L.P., its general partner

By: BC Advisors, LLC, its general partner

By:	/s/ Richard J. Birns
	Name:	Richard J. Birns
	Title:	Attorney-in-Fact

BECKER DRAPKIN PARTNERS, L.P.

By:	Becker Drapkin Management, L.P., its general partner

By: BC Advisors, LLC, its general partner

By:	/s/ Richard J. Birns
	Name:	Richard J. Birns
	Title:	Attorney-in-Fact

BC ADVISORS, LLC

By:	/s/ Richard J. Birns
	Name:	Richard J. Birns
	Title:	Attorney-in-Fact

STEVEN R. BECKER

By:	/s/ Richard J. Birns
	Name:	Richard J. Birns
	Title:	Attorney-in-Fact

MATTHEW A. DRAPKIN

By:	/s/ Richard J. Birns
	Name:	Richard J. Birns
	Title:	Attorney-in-Fact